MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

August 29, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C.
USA 20549

SUPPL

Attn: Room 3628.

Dear Sirs:

RE: Manicouagan Minerals Inc. - 12g(3)(b) exemption - 82-35067

In accordance with our ongoing filing obligations, please find enclosed a copy of our press release dated April 28, 2007 entitled Manicouagan Reports Additional Encouraging Drill Results from its Brabant Lake Zinc Deposit.

Sincerely,

Manicouagan Minerals Inc.

Per:

Joseph Baylis
President and Chief
Executive Officer

ENC: MAM Press Release August 28, 2007 - Manicouagan Reports Additional Encouraging Drill Results from its Brabant Lake Zinc Deposit

F82-35067

MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

News Release

MANICOUAGAN REPORTS ADDITIONAL ENCOURAGING RESULTS FROM BRABANT LAKE INCLUDING 5.34% ZINC, 1.08% COPPER, 54.88 GRAMS/TONNE SILVER AND 0.28 GRAMS/TONNE GOLD OVER 9.44 METRES IN THE LOWER ZONE

TORONTO, August 28, 2007 - Manicouagan Minerals Inc. (TSXV – MAM) announced today additional encouraging assay results from four more holes from the Phase II drilling program currently underway on the Brabant Lake zinc deposit. Assays have been received for drill holes BR-07-25, BR-07-26 and BR-07-27 and BR-07-28 and are summarized in the table below.

Hole ID	Zone ID*	From	To	Length** (m)	Zn(%)	Cu(%)	Pb (%)	Ag (g/t)	Au (g/t)
BR-07-25	UZ	144.71	150.75	6.04	4.86	0.56	0.04	13.37	-
BR-07-26	UZ	179.38	185.69	6.31	4.91	0.56	0.20	17.5	0.21
BR-07-27	UZ	188.38	192.71	4.33	4.23	0.44	0.06	8.7	0.01
BR-07-28	HWZ	303.49	304.33	0.84	4.19	0.24	0.08	6.4	0.03
	UZ	318.35	321.90	3.55	8.61	1.43	0.10	37.83	0.02
	LZ	355.55	364.99	9.44	5.34	1.08	0.33	54.88	0.28

* Hanging Wall Zone (HWZ) Upper Zone (UZ), Lower Zone (LZ)
**down-hole length approximately 85% true width

Drill hole BR-07-28 intersected minor Hanging Wall Zone material (HWZ) from 303.49 to 304.33 metres. The HWZ is a minor constituent of the mineralization on the property and comprises less than 5% of the current NI 43-101 compliant resource estimate.

The same hole also intersected appreciable copper in both the Upper and Lower mineralized zones averaging 1.43 % copper and 1.08 % copper over 3.55 and 9.44 metres, respectively. These higher copper values may reflect a primary (at the time of sulphide deposition) metal zonation. Lower Zone mineralization was not intersected in holes BR-07-25 to BR-07-27 inclusive. The Lower Zone appears to pinch out as the zone approaches the surface in the southeastern portion of the grid area but remains open to the north and northeast.

To date Manicouagan Minerals has drilled a total of approximately 9,000 metres on the project. The Phase II program which commenced in June of this year with drill hole BR-07-21 is expected to consist of approximately 30 to 40 holes totaling some 12,000 to 15,000 metres of diamond drilling. Manicouagan has rented a lot from the community of Brabant Lake and will be establishing a long-term core logging, sampling and storage facility there.

No assays are available for drill holes BR-07-24 and 24A which were abandoned.

A table showing drill results to date as well as additional information on the project is available on the Company's website at www.manicouaganminerals.com. An updated drill hole location plan will be posted on the Company's website once it is available.

Additional information concerning the deposit has been incorporated into an amended NI 43-101 Technical Report prepared by MPH Consulting Ltd and filed with the Company's filings at www.sedar.com on August 21, 2007. This Technical Report can also be viewed on the Company's website at www.manicouaganminerals.com.

The Brabant Lake property consists of 21 contiguous claims registered as ML 5054 and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan.

Exploration programs are being carried out under the supervision of Rod Thomas, Vice President – Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101. Manicouagan employs 43-101 compliant QA/QC procedures at all points in the sampling, handling, storage and shipment of samples. Blind standards and blanks are inserted into the sample sequence in the field. Analytical services are provided by TSL Laboratories of Saskatoon, Saskatchewan. Samples are crushed, riffle split and pulverized to yield a 250 gram pulp with ~ 95% -150 mesh. Ag, Cu, Pb and Zn assay is by multi-acid digestion; samples for Ag (g/tonne) and base metals (%) are weighed at 0.5 g. Samples for Au fire assay/gravimetric are weighed at 1 AT (29.16 g). Details on analytical techniques employed by TSL Laboratories may be found on the laboratories' website at www.tsllabs.com.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Saskatchewan and Quebec, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

For further information contact:

Joseph Baylis, President and
Chief Executive Officer
(416) 542-3980
investorrelations@manicouaganminerals.com

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

August 28, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C.
USA 20549

Attn: Room 3628.

Dear Sirs:

RE: Manicouagan Minerals Inc. - 12g(3)(b) exemption - 82-35067

In accordance with our ongoing filing obligations, please find enclosed a copy of our Management's Discussion and Analysis – for the period ended June 30, 2007 dated August 23, 2007.

Sincerely,

Manicouagan Minerals Inc.

Per:

Joseph Baylis
President and Chief
Executive Officer

ENC: MAM Management's Discussion and Analysis – for the period ended June 30, 2007

#82-35067

RECEIVED
2007 AUG 31 A 8:27

Form 52-109F2
Certification of Interim Filings

I, **Joseph Baylis, President and Chief Executive Officer of Manicouagan Minerals Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*), of **Manicouagan Minerals Inc.** (the issuer) for the interim period ended **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

August 27, 2007

"signed"

Joseph Baylis
President & Chief Executive Officer

#82-35067

RECEIVED

2007 AUG 31 A 8:27

Form 52-109F2
Certification of Interim Filings

I, Erik H. Martin, Chief Financial Officer and Secretary of Manicouagan Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*), of **Manicouagan Minerals Inc.** (the issuer) for the interim period ended **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

August 27, 2007

"signed"

Erik H. Martin
Chief Financial Officer & Secretary

MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

August 28, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C.
USA 20549

Attn: Room 3628.

Dear Sirs:

RE: Manicouagan Minerals Inc. - 12g(3)(b) exemption - 82-35067

In accordance with our ongoing filing obligations, please find enclosed copies of the Certifications of 2nd Quarter Filings by the CEO and CFO.

Sincerely,

Manicouagan Minerals Inc.

Per:

Joseph Baylis
President and Chief
Executive Officer

ENC: MAM – Certifications of 2nd Quarter Filings by the CEO and CFO

Manicouagan Minerals Inc.
Management's Discussion and Analysis
(Expressed in Canadian dollars)

For the Period Ended June 30, 2007

This Management's Discussion and Analysis ("MD&A") is intended to supplement the consolidated financial statements and notes of Manicouagan Minerals Inc. (the "Company" or "Manicouagan") for the three and six month periods ended June 30, 2007 with comparatives for the same periods a year earlier. This discussion dated August 23, 2007 should be read in conjunction with the Company's December 31, 2006 annual MD&A and its audited financial statements and accompanying notes, which have been prepared in accordance with Canadian generally accepted accounting principles. The Company's public filings can be reviewed on the SEDAR website (www.sedar.com). All data provided in this MD&A should also be read in conjunction with the press releases issued during the quarter.

All figures and discussions presented in this MD&A reflect the consolidated figures and plans of the Company. On December 31, 2006, Manicouagan Minerals Inc. amalgamated with its wholly owned subsidiary Manicouagan Resources Inc. under the corporate name of Manicouagan Minerals Inc.

Overall Performance

Manicouagan Minerals Inc. is a Canadian-based exploration company which currently holds four base metal projects in Saskatchewan and Quebec. Exploration programs are ongoing on all properties. The Company expects to acquire additional properties as attractive opportunities are identified. The Company does not have any projects that generate revenue at this time. The Company's ability to carry out its business plan rests entirely on its ability to secure equity and other financings.

During the six month ended June 30, 2007, the Company completed two private placements and raised $5,954,665 (net of issue costs of $568,295).

Corporate Update
During the second quarter, Mr. Erik H. Martin was appointed Chief Financial Officer and Secretary in replacement of Mr. Arthur Hampson.

Exploration activities

Mineral Properties	Location	Current Interest	Area
Brabant Lake	Brabant Lake, Saskatchewan	100% - mining lease (21 claims)	4.11 km²
Mouchalagane	Mouchalagane River, Quebec	100% (308 claims)	162.55 km²
Lac Maugue	Dunphy-Romanet Lake, Quebec	100 % (802 claims)	313.50 km²
Manicouagan	Rene-Levasseur Island, Quebec	100% (1,104 claims)	789.32 km²

Brabant Lake Zinc Property

The property, acquired in June of 2006, consists of 21 contiguous claims registered as ML 5054 covering an area of approximately 4.11 km² and is located immediately east of Highway 102 some 175 km from the all-services community of La Ronge, Saskatchewan.

Manicouagan purchased a 100% interest in the property in return for a one-time payment of $300,000 to Longyear Canada, ULC. The property is not subject to any third party royalties.

Prior to the Company's acquisition of the property, the most recent phase of work on the Brabant Lake zinc deposit was completed by Phelps-Dodge Canada ("PDC") in 1992-1994. PDC drilled 11 diamond drill holes (3,043 metres in aggregate) and initiated a compilation and re-interpretation of all the drilling completed on the deposit to that point in time.

On October 12, 2006, the Company announced that it had received the NI 43-101 Technical Report, dated September 15, 2006, from MPH Consulting Ltd. on the Brabant Lake zinc deposit. Manicouagan did not undertake a resource calculation of its own. However, MPH was of the opinion that the entire resource consisting of some 4,858,000 tonnes grading 5.19% zinc, 0.57% copper, 0.28% lead, 22.59 g/t silver and 0.22 g/t gold, as determined by PDC in 1994, can be classified as an inferred resource as defined by the CIM Standards on Mineral Resources and Reserves.

MPH concluded that the PDC resource estimate was based on a total of 43 holes at a nominal spacing of 50 metres and used a database consisting of coded data which reflects the actual drill logs and assay data and that the resource was estimated using the polygonal method in plan view with a 2% cut-off, a minimum true width of 3.0 metres and specific gravity of 3.0. Although the resource estimated in 1994 did not attempt to identify inferred or indicated resources, the well documented and systematic approach employed by PDC was sufficient to categorize the resources as inferred within the context of current NI 43-101 requirements.

MPH further concluded that the Brabant Lake property hosts a significant base metal deposit which is open down plunge (the full dimensions of which have not yet been determined) and that there is excellent potential to significantly increase the size of the mineral resource. A substantial ($725,450) Phase 1 work program, consisting largely of drilling and down-hole geophysics, was recommended to verify higher grade portions of the deposit as well as to follow-up on the projected down-plunge extension of the deposit.

Subsequently, the Company retained Durama Enterprises Limited of La Ronge, Saskatchewan to re-establish a 35 kilometre cut-line grid over the area of the deposit and engaged Patterson Geophysics of La Ronge, Saskatchewan to complete ground geophysical surveys of the grid area. Ground geophysical surveys consisted of HLEM (horizontal loop electromagnetic), VLF (very low frequency electromagnetic) and magnetometer surveys. Survey results confirmed the subsurface (uppermost portion) extent of the deposit within the re-established grid area.

Diamond drilling on the Brabant Lake property commenced in early November 2006 and is ongoing. By March 1, 2007, eleven holes had been drilled for a total of 4,086 metres. Brabant Lake deposit mineralization occurs in two main zones referred to as the Upper and Lower zones. The zones strike northeast (grid north) and dip moderately to the northwest. They are typically less than 10 metres in thickness and are sub-parallel.

In February 2007, Crone Geophysics completed down-hole pulse electromagnetic (DHPEM) surveys of holes drilled to date as well as certain Phelps Dodge drill holes. The DHPEM survey encountered a number of blocked holes. In the holes surveyed, a number of in-hole, edge-of-hole and probable off-hole conductors were detected. Edge and off-hole conductors constitute priority drill targets. Extensions to holes BR-07-06 (84.0 metres) and BR-07-10

(117.0 metres), which were completed to test conductors detected by down-hole geophysics, beyond the end of the original holes, did not encounter significant mineralization.

Phase I drilling (BR06-01 to BR07-20, inclusive) on the property was completed early in the second quarter of 2007. This expanded Phase I program, was completed at a cost of $1,003,288 and incorporated 12 holes more than envisaged in the Technical Report. Current plans for Phase II are to drill an additional 2,000 to 5,000 more metres than proposed in the Technical Report. Phase II drilling commenced in early June with a planned program of approximately 30 to 40 holes totaling 12,000 to 15,000 metres. Complete Phase I and initial Phase II drilling results to July 18, 2007 are summarized in the table below.

Hole ID	Zone ID	From	To	Length * (m)	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)
BR06-01	Upper	363.66	369.12	5.46	6.43	0.44	0.03	21.23	0.14
	Lower	400.94	407.10	6.16	17.64	0.77	0.60	59.02	0.19
BR06-02	Upper	348.36	355.58	7.22	0.38	0.96	0.05	18.55	0.17
BR06-03	Upper	259.13	264.21	5.08	8.25	0.88	0.03	22.81	0.21
	Lower	297.05	300.85	3.80	19.30	0.95	0.03	37.06	0.22
BR06-04	Upper	210.36	213.51	3.15	10.91	0.62	0.03	15.96	0.01
	Lower*	218.78	228.38	9.60*	11.98	0.88	0.09	29.36	0.03
	**including*	*224.55*	*228.38*	*3.83*	*24.52*	*0.92*	*0.00*	*18.33*	*0.01*
BR06-05	Abandoned	Replaced with BR-07-08 below							
BR06-06	Upper	324.90	329.47	4.57	2.26	0.62	0.17	31.16	0.13
	Lower*	362.10	364.45	2.35	8.62	1.27	0.28	59.98	0.26
	**including*	*362.10*	*362.88*	*0.78*	*17.1*	*0.72*	*0.03*	35.00	0.00
BR06-07	Upper	293.07	296.64	3.57	5.80	1.30	0.50	44.40	0.11
	Lower*	344.11	348.05	3.94	2.15	0.19	0.32	62.14	0.65
	**including*	345.38	*345.72*	*0.36*	*19.30*	*0.20*	*0.06*	*10.00*	*0.00*
BR07-08	Upper	234.69	239.38	4.69	5.54	0.72	0.10	20.60	0.03
	Lower*	265.04	278.20	13.16	9.70	0.61	0.03	18.75	0.07
	**including*	*265.04*	*268.36*	*3.32*	*22.91*	*0.85*	*0.01*	*23.05*	*0.10*
	**including*	*275.08*	*278.20*	*3.12*	*11.50*	*0.79*	*0.01*	*19.46*	*0.07*
	Footwall	278.20	291.76	13.56	3.23	0.55	0.84	52.58	0.15
BR07-09	Upper	295.04	295.80	0.76	13.91	1.21	<0.01	25.00	0.27
BR07-10	N.A.	532.14	532.73	0.59	2.02	1.27	0.03	35.00	<0.03
	N.A.	574.10	574.20	0.20	10.4	0.04	<0.01	7.70	<0.03
BR07-11	Upper	317.49	327.48	9.99	2.93	0.33	.08	12.22	0.08
	Lower	370.83	377.00	6.17	15.76	0.78	0.05	33.00	0.17
BR07-12A	Upper	224.63	227.21	2.58	7.40	1.13	0.05	25.87	0.07
	Lower	236.70	246.25	9.55	7.40	0.60	0.07	20.06	0.17
BR07-13	Upper	247.40	258.30	4.51	3.48	1.16	0.46	51.90	0.73
	Lower	296.27	306.24	9.97	4.05	0.80	0.79	43.14	0.10
	Footwall	306.96	313.32	6.36	2.50	0.51	2.81	132.89	1.11
BR07-14	Upper	300.51	302.25	1.74	8.51	0.31	0.11	26.95	0.12
	Lower	338.98	342.12	3.14	10.91	1.87	0.06	63.31	0.12
BR07-15	Upper	197.27	205.86	8.59	7.12	0.65	0.04	17.77	0.01
	Lower	211.54	218.23	6.69	3.25	1.79	0.00	38.60	0.12
	Lower	223.88	224.99	1.11	24.43	0.13	0.00	5.20	0.14
	Lower	229.65	231.65	2.00	5.49	0.53	0.12	27.32	0.00
BR07-16	Upper	291.89	293.64	2.84	8.92	1.01	0.13	35.55	0.15
	Lower	330.60	339.10	8.50	3.91	0.52	2.70	112.00	0.38
BR07-17	Upper	153.81	154.21	0.40	5.32	7.42	0.05	148.00	0.05
	Lower	157.62	165.91	8.29	7.70	0.55	0.20	17.37	0.00
BR07-18	Upper	212.35	213.05	0.70	6.61	0.54	0.09	29.71	0.01
	Lower	239.05	250.25	11.20	8.19	0.68	0.09	29.71	0.00
	Footwall	250.53	256.88	6.35	1.96	0.58	2.11	177.42	2.74
BR07-19	Upper	231.95	235.00	3.05	4.59	0.16	0.07	2.53	0.00
	Lower	263.34	270.27	6.93	15.88	0.72	0.35	63.57	0.11
BR07-20	Upper	250.73	253.85	3.12	3.31	0.22	0.13	11.62	0.04
	Lower	271.72	275.86	4.14	6.28	0.83	1.38	43.77	0.08
BR07-21	Upper	184.00	188.20	4.20	3.50	0.53	0.06	12.97	<0.03
	Lower*	192.76	200.94	8.18	15.99	0.54	0.05	15.81	<0.03
	**including*	*192.76*	*196.80*	*4.04*	*23.34*	*0.48*	*0.01*	*12.24*	*<0.03*
BR07-22	Upper	138.20	141.46	3.16	4.42	0.78	0.33	20.92	<0.03
	Lower*	143.60	151.31	7.71	4.98	0.38	0.07	8.21	<0.03
	**including*	*148.29*	*151.31*	*3.02*	*7.01*	*0.58*	*0.07*	*11.72*	*<0.03*
BR07-23	Upper	272.00	279.50	7.50	1.32	0.35	0.27	21.15	<0.03
	including	*273.00*	*274.55*	*1.55*	*5.30*	*0.40*	*0.19*	*17.52*	*<0.03*
	Lower	299.06	327.60	28.54	2.19	0.84	0.10	28.28	<0.03
	including	*314.10*	*320.00*	*5.90*	*5.06*	*1.83*	*0.07*	*49.66*	*<0.03*
	Footwall	327.60	329.70	2.10	1.22	0.25	1.53	248.01	3.80

* Down-hole length approximately 85% true width

Phase I drilling focused on the exploration of Lower Zone mineralization which based on results available for the first 20 holes (BR-06-01 to BR-07-20, inclusive) assayed 9.40% Zn over 6.43 metres, roughly twice the grade of the Upper Zone. To date, 28 drill holes totaling 8,936 metres of diamond drilling has been completed on the property. Management is of the opinion that the higher grade Lower Zone offers the most potential in terms of discovering additional resources and offers the best opportunity for adding to and thereby increasing the overall average grade of the existing resource. Therefore the Phase II drilling program is designed to expand the limits of the Lower Zone which remains largely unexplored. Additionally, the Phase II program is also designed to facilitate the calculation of a new resource estimate of the deposit in late 2007 or early 2008.

On August 21, 2007 the Company announced that it had re-filed the Brabant Lake NI 43-101 Technical Report prepared by MPH Consulting Ltd. on SEDAR. The amended and revised technical report was amended and revised as of August 10, 2007 and has an effective date of September 15, 2006. The revision was made in order to clarify that the inferred resource is a current resource compliant with NI 43-101 requirements. In addition, the revised and amended report incorporates a summary of the results of the 28 drill holes completed by Manicouagan since September 15, 2006. The filing was made at the request of the Ontario Securities Commission as a result of a routine continuous disclosure review.

For 2007, the Company plans to expend a total of approximately $3.6 million on the property. Expenditures on the property during the second quarter of 2007 totaled $393,790. Total of expenditures for the six-month period ending on June 30, 2007 totaled $1,137,582.

Mouchalagane Nickel/Copper/PGE Property

The property, acquired in April of 2006, originally consisted of 58 map designated claims, covering an area of 30 km² located approximately 350 km north of Baie-Comeau, Quebec. The claims are located some 80 km northwest of the Company's Manicouagan Project. The Company acquired a 100% interest in the claims by issuing 300,000 of its common shares at a price of $0.15 per share to the vendor. In the event of production from the property, the vendor will receive a 2% Net Smelter Return royalty, three quarters of which can be purchased from the vendor for $1,000,000 within six months from the date that a production decision is announced. An additional 30 claims were map staked to create a buffer around the original property and further 205 additional claims have been map staked in the first quarter of 2007 to secure what is considered to be prospective stratigraphy along strike.

A field camp and 30 km line grid were initially established to facilitate additional prospecting (beep map surveys, blast hole sampling), geophysical surveys (HLEM and magnetometer surveys) as well systematic geological mapping, rock and soil sampling of an area considered to be prospective, as determined by previous prospecting and sampling activities completed by the vendor of the property.

During this program, a number of additional massive and disseminated sulphide showings in bedrock were discovered. Grab samples, obtained under the supervision of a Qualified Person, from the Bob showing consisted of both blast hole rubble and *in situ* samples (in place and undisturbed bedrock). *In situ* samples assayed up to 9.3 grams per tonne palladium, 2.8 grams per tonne platinum and 2.88% nickel (sample no. 43484).

Detailed follow-up work by the Company focused principally on the Bob and Bob East showings and consisted of stripping and power washing in areas of shallow overburden to further expose mineralized zones to enable a systematic channel sampling program to be carried out. Outcrop stripping at the Bob showing over an area of approximately 300 m² exposed the main part of the Bob showing over a cumulative strike length of 60 metres. Forty-one channel samples were obtained over a cumulative length of 83.3 metres. Individual channel samples ranged between 0.35 and 1.3 metres in length and composited intervals

#82-35067

ranged between 0.5 and 5.4 metres in length. The best assay in absolute value terms is channel sample no. 8, which assayed 25.90 grams per tonne palladium, 3.7 grams per tonne platinum, 2.33 % copper and 3.21 % nickel over 0.5 metres. Other significant assays (channel samples with greater than 10 grams per tonne combined platinum and palladium) are listed below.

Channel No.	Palladium g/t	Platinum g/t	Copper %	Nickel %	Cumulative Length (m)
BOB-13	13.75	3.28	0.74	2.44	1.94
BOB-14	10.63	2.59	1.32	1.87	1.80
BOB-26	10.00	0.96	0.65	1.10	2.90
BOB-28B	10.00	0.84	0.12	0.15	1.35
BOB 30	7.19	3.30	1.18	2.69	0.75

The Bob East showing, located 45 metres grid east of the main Bob showing also returned significant assay results. The showing consists of a stripped and power washed area of some 40 m^2. A total of 10 channel samples were obtained from sulphide mineralization exposed at the showing. Results are comparable to samples from the Bob showing. Many samples returned more than 2% nickel with significant amounts of palladium and platinum. The best assay in terms of absolute value is sample 39821 (from channel sample Bob East 8) which assayed 2.98% nickel, 0.18% copper, 5.82 grams per tonne palladium and 3.04 grams per tonne platinum over 1.67 metres. Complete Bob East channel sample results are set out below.

Channel No.	Palladium g/t	Platinum g/t	Copper %	Nickel %	Cumulative Length (m)
Bob East 2	5.83	2.43	0.62	2.09	2.00
Bob East 3A	6.40	2.72	0.13	2.27	0.85
Bob East 3B	8.37	2.16	0.77	1.84	0.50
Bob East 4	11.60	2.25	1.95	2.26	1.20
Bob East 4	3.49	1.30	0.85	1.08	1.90
Bob East 5	5.08	1.33	2.22	1.32	2.50
Bob East 6	4.79	1.20	0.25	1.18	1.19
Bob East 7	1.55	0.42	0.10	0.50	0.90
Bob East 8	5.82	3.04	0.18	2.98	1.67
Bob East 9	7.89	2.69	0.66	2.41	3.10

Channel sample results for the Feu, Dernier Chance and the Corbeau showings returned anomalous values. All results have been incorporated into an updated channel sample assay table found on the Company's website www.manicouaganminerals.com together with an updated property map and detailed geological maps of the showings.

The Bob and Bob East showings are directly associated with two, east striking short strike length EM conductors which in themselves constitute attractive drill targets. Most significantly a strong 1st priority east striking, 400 metre long EM conductor is situated just 200 metres south of the Bob showing and a number of other conductors of similar strike length are extant within the grid area which also constitutes potential drill targets.

On May 24, 2007 the Company announced that significant concentrations of up to approximately one gram per tonne of rhodium (Rh) and one gram per tonne ruthenium (Ru) were detected following assay for the entire suite of platinum group elements of a select number of channel samples (from the Bob showing) with significant concentrations of nickel, copper, palladium and platinum as previously reported by the Company of February 13, 2007 and December 7, 2006.

The Mouchalagane property is a priority exploration target for the Company, and a budget of approximately $1.1 million has been established for the 2007 exploration program. On July 18, 2007 the Company announced that Phase I diamond drilling work had commenced on the property with the initial focus being on the Bob and Bob East showings and nearby EM conductors. A minimum 2000 metre program is planned. In addition to diamond drilling surface exploration work is planned to investigate the area of known airborne conductors that were identified by the airborne THEM survey that was purchased by the Company from Soquem in 2006. An additional 75 km of cut and chained line is planned to expand the existing grid area by approximately 200%. Ongoing surface work includes boot and hammer and beep-mat ™ prospecting as well as selected bedrock sampling. Ground geophysical surveys are planned for late September, 2007. Recently acquired claims will also be the subject of reconnaissance exploration activities which may include airborne geophysical surveys, prospecting and sampling to define additional areas of interest.

Expenditures on the Mouchalagane Property during the second quarter of 2007 totaled $591,012. Expenditures for the six-month period ending on June 30, 2007 totaled $605,700.

Lac Maugue Copper-Silver Property

On July 28, 2006, the Company acquired the Lac Maugue Copper-Silver property in the Dunphy-Romanet Lakes area of the Central Labrador Trough region of Quebec from the Labrador Silver Syndicate ("LSS"). The property initially consisted of 88 map designated claims (42.25 km²) situated near Lac Maugue approximately 160 km northwest of the all-services town of Schefferville, Quebec. The Company made a cash payment of $50,000 and issued 500,000 shares to the LSS. The agreement provides for a further cash payment of $50,000 and the issuance of an additional 500,000 shares one year from closing in order for Manicouagan to keep a 100% interest in the property subject to a 3% Net Smelter Return (NSR) royalty of which 2/3 of the 3% NSR may be bought out for $2,000,000.

On August 2, 2007, the Company announced that that it had renegotiated the terms of its agreement with the LSS in respect of 88 claims that form part of Manicouagan's Lac Maugue Project. LSS has agreed to revise the timing of the final payment by accepting a payment of $25,000 (paid), a further payment of $25,000 on or before February 28, 2008 and the issuance of 500,000 shares in July 2008. In the event that the February 28, 2008 payment is not made or the shares not issued, Manicouagan will return the 88 claims to the LSS.

The Lac Maugue property secures an area where prospecting and trenching, on behalf of Outokumpu Mines Ltd. in 1993-94, over an area underlain by magnetite rich argillite, dolomite and sandy dolomite encountered significant copper-silver mineralization in outcrop and boulders.

The Company also acquired concurrent with the acquisition of the original 88 claim property, an additional 470 claims covering approximately 225.18 km² by way of map designation. These claims secured selected areas of geological interest which were considered to have potential to host sedimentary hosted copper-silver deposits similar to the occurrences at Lac Maugue. The majority of these claims lie within the 10 km Area of Interest created by the agreement with the LSS. Manicouagan Minerals also granted to the LSS a one-time 1% NSR royalty in respect of the portion of those additional 470 claims which fall outside of the 10 km Area of Interest.

A regional helicopter-borne frequency-domain electromagnetic and magnetic survey, completed in late August by Fugro Airborne Surveys, consisted of a total of 3,649 line km at 300-metre line spacing. An additional 600 line km of 100 metre in-fill survey was completed over areas of specific interest. The initial line spacing was purposely coarse, designed to search for large sedimentary-hosted copper deposits. In-fill flying provided detail in areas where the 300-metre survey yielded positive results. A total of approximately 100 anomalies consisting of either discrete conductors and/or conductive trends with coincident or offset

magnetic associations were delineated. The latter feature may reflect an oxidation-reduction boundary that may control mineral deposition, a common feature of sedimentary hosted copper mineralization.

Fieldwork completed by MPH Consulting Limited, on behalf of Manicouagan Minerals, including evaluation of field prospecting, mapping and sampling activities completed during July to September, 2006, was integrated with results of the aforementioned Fugro Airborne Surveys magnetic and frequency-domain electromagnetic airborne geophysical survey. These results identified a number of targets for follow-up. Additionally, assessment file research completed by Manicouagan indicated that the Lac Maugue area was identified as an area of geological interest by uranium exploration groups in the 1970s. In 1978, Conwest Canadian Uranium Exploration reported mineralized boulders assaying up to 2.35% U_3O_8 in the Why Lake area of the Lac Maugue property. Pursuant to the provisions of NI-43-101, it should be noted that this assay has not been confirmed by a geologist on behalf of Manicouagan and as such should not be relied upon. Given renewed interest in uranium exploration in the Central Labrador Trough, additional claims were also map staked to secure areas considered prospective for uranium mineralization.

In addition to uranium, other targets of interest consist of the original Lac Maugue occurrence as well as the Two Hat and One Paddle lake areas. At Lac Maugue, there is a copper-silver occurrence and its strike extension. Channel samples of dolostone/siltstone mineralized with chalcopyrite, bornite and malachite from bedrock trench 2006-1 located 97 metres northwest of trench 93-5 along the Lac Maugue copper-silver zone averaged 132 g/t silver, 0.86% copper over 4.85 metres. Included in this channel sample is a 1.0 metre section that assayed 237 g/t silver, 1.50% copper. Mineralization was also observed in the Two Hat and One Paddle lake areas where minor zinc, lead and copper (± silver) and lead-zinc (± gold) mineralization in boulders and outcrop was encountered as well as known copper showings in the North Copper and Lac Romanet West areas. All of these areas are associated with conductive airborne geophysical anomalies, which constitute potential targets of interest warranting further exploration.

During the course of the 2006 exploration season and during the first quarter of 2007, additional claims were also staked and currently, the Lac Maugue property consists of a total of 802 map designated claims covering an area of 313.5 km.

Management believes the property's uranium exploration potential warrants immediate attention and resources in the current fiscal year will be directed towards assessing those areas believed to have the potential to host uranium mineralization. In this regard, the Company has contracted for an airborne radiometric survey (including magnetics and electromagnetics) to be flown over a portion of the project this summer. This survey will follow up on assessment file records in which Conwest Canadian Uranium Exploration reported in 1978 locating mineralized boulders assaying up to 2.35% U308 in the Why Lake area of the Lac Maugue project. Pursuant to the provisions of NI-43-101 it should be noted that this assay has not been confirmed by a geologist on behalf of Manicouagan and as such should not be relied upon. Surface exploration of base metal targets originally planned for the summer of 2007 is postponed until 2008.

Expenditures on the property during the second quarter of 2007 totaled $44,580. Expenditures for the six-month period ending on June 30, 2007 totaled $80,206.

For 2007, the Company plans an initial budget of approximately $485,500 on the property. Work will consist of the airborne radiometric survey of the Why Lake area claims as well as the original 88 mineral claims under option from the LSS.

Manicouagan Project
Currently, the project consists of 1,104 claims. The claims are 100% owned by the Company and are situated in the interior and the periphery of the Manicouagan Crater which is approximately 300 km due north of Baie-Comeau, Quebec. The minimum work requirement to keep these claims in good standing is to expend an amount of $1,200 over a two-year period on each claim and to pay a renewal fee of $50.

During 2006, down-hole pulse-EM surveys were completed on six diamond drill holes that were designed to explore the contact between the overlying melt-rock and underlying basement. No conductive material was detected in any of the holes (MAN-06-08; MAN-05-03; MAN-05-11; MAN-06-02; MAN-06-09 & MAN-05-14) surveyed.

Selective prospecting and mapping of the melt sheet – basement contact at the margins of the Manicouagan meteorite impact crater was conducted to assist placing the geophysical and diamond drilling results in a regional context.

Exploration results for the period 2003 – 2006 were reviewed, compiled and collated. Although previous efforts focused on what were considered to be high priority targets, the Company has drilled only 20 holes for a total of 13,045 metres within the crater area, which is over 65 km in diameter and there remain many unexplored targets. All proprietary geophysical data was compiled and provided to Paterson, Grant & Watson Ltd,(PGW) a Canadian geophysical consulting company who was contracted by the Company to carry out an interpretation and target selection process of the available geophysical data covering Rene-Levasseur Island and the surrounding area of the Manicouagan Impact Structure (MIS). PGW incorporated both proprietary and public domain airborne geophysical data and produced a new structural/lithological interpretation of the study area. PGW paid particular attention to delineation of regional faults that traverse the MIS. A number of priority targets of interest have been identified. These targets have magnetic rather than conductive features which have been the focus of previous efforts. They consist of those areas where favorable structure, magnetic anomalies and known sulphide mineralization occurs. The majority of the targets are believed to be at intermediate exploration depths of 300 m with near vertical dips.

After Sudbury, the MIS is the second largest impact structure in North America and the fourth largest in the world. The Company believes that the project continues to have merit as a conceptual high risk – high reward exploration venture and in an effort to expand the exploration work on the property, the Company announced, on February 26, 2007 that it is seeking a joint venture partner to participate in continued exploration of the MIS.

In the second quarter of 2007, the Company expended an aggregate of $21,620 on the Manicouagan Project. Expenditures for the six-month period ending on June 30, 2007 totaled $59,727.

General Exploration
The Company undertook assessment file research of known base metal showings in the Province of Saskatchewan in order to identify potential properties for acquisition at a cost of $9,973. Six showings of interest were identified and staked at a cost of $43,306. The Company plans to investigate these showings in the field to determine which properties warrant further work.

Exploration programs at the Company's projects are being carried out under the supervision of Rod Thomas. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this section and qualifies under the definition of "Qualified Person" set out in National Instrument 43-101.

Results of Operations

For the six months ended June 30, 2007, the net loss for Manicouagan totaled $687,835 compared to $528,914 in 2006. The two most significant factors of this $158,921 increase were: Firstly, an increase of $129,647 in non-cash stock-based compensation (2007 - $167,941 versus 2006 - $38,294) related to the value assigned to the vested portion of the 2,665,000 options granted in the second quarter of 2007. Secondly, an increase in travel and promotion of $55,294 (2007 - $100,974 versus 2006 - $45,680) as the Company increased its promotion activities and related travel costs. This was offset by a reduction of $85,469 in tax on flow-through shares as the 2006 amount of $88,172 includes a one time charge of $51,946 related to a 2002 re-assessment of the tax payable and an amount of $29,462 of tax payable under Part XII.6 – Look Back Rule for flow-through expenses renounced in 2005 but incurred in 2006.

The value of the carrying costs of the Company's mineral properties and related deferred exploration costs have increased by $1,620,320 during the six months ended June 30, 2007 which includes an anticipated tax recovery $354,144 for exploration expenses incurred on its Quebec projects. The main portion of this amount was invested on the Brabant Lake property in Saskatchewan ($1,137,582). In Quebec, exploration activities on its three properties totaled $809,639 (before tax credits).

The Company also acquired six additional claims in Saskatchewan at a cost of $43,306 during the last quarter.

The Company's current projects are all located in Canada and access to each of the properties is dependant on climate and weather conditions. Typically, all projects in Quebec (Manicouagan, Lac Maugue and Mouchelagane) can be accessed from January to September as weather limits the activities during other times of the year. The Brabant Lake property in Saskatchewan is accessible most of the year except during freeze-up (3 weeks) in the fall and spring thaw (4-5 weeks).

Summary of Quarterly Results

	Second Quarter 2007	**First Quarter 2007**	**Fourth Quarter 2006**	**Third Quarter 2006**
Interest income	$61,403	$16,993	$17,589	$19,376
Loss	$408,981	$278,854	$298,221	$236,418
Loss per share[(1)]	$0.00	$0.00	$0.01	$0.00

	Second Quarter 2006	**First Quarter 2006**	**Fourth Quarter 2005**	**Third Quarter 2005**
Interest income	$26,736	$34,553	$28,090	$35,836
Loss	$321,175	$207,739	$125,408	$85,737
Loss per share [(1)]	$0.00	$0.00	$0.00	$0.00

(1) Loss per share remains the same on a fully diluted basis

Due to the nature of the business, the cash balance and short-term investments generating the interest income is subject to fluctuations from quarter to quarter. The timing of equity financings and ensuing exploration and operating expenses are the main factors affecting the level of funds invested from time to time. The $61,403 of interest income in the second quarter of 2007 is a result of a higher average balance of funds during the quarter of approximately $6.3 million in comparison with and average available cash balance for investment of $1.7 million in the fourth quarter of 2006. In the second quarter of 2006, the average cash balance was $3.1 million which generated $26,736 of interest income.

For the quarter ended June 30, 2007, the Company incurred a loss of $408,981 compared to a loss of $321,175 for the comparative period in 2006. Expenses for the second quarter of 2007 include a non-cash stock-based compensation of $157,828 (2006 - $3,060) related to the vested portion of the 2,665,000 options granted in the quarter. Travel and promotion have also increased by $31,750 to $50,937 (Q2/06 - $19,187) as management increased promotional activities. This was offset by a reduction of $69,216 in tax recorded in the second quarter of 2006 for which $51,946 related to a 2002 re-assessment of flow-through renunciation and the balance related to tax payable under Part XII.6 – Look Back Rule for flow-through expenses renounced in 2005 but incurred in 2006.

The increase in the loss from the third quarter of 2005 to the current level is directly related to the Company's plan to acquire more mineral properties and explore the potential of such properties. At the end of 2005, the Company had one single property and currently holds four, adding 3 new properties over the last six quarters. Consequently, activities during those periods increased, thus higher operating expenses.

Liquidity and Capital Resources

At June 30, 2007, the Company, currently debt free, had cash and cash equivalents of $5,942,492 and a working capital of $7,033,445 (December 2006 $1,832,734 and $3,174,400 respectively). This includes $4,000,125 ($1,009,501 - December 31, 2006) of cash reserved for qualifying flow-though obligations (see Equity Financings below). The Company's excess cash and cash equivalents are currently invested into flexible Guaranteed Investment Certificates with a Canadian bank.

As at June 30, 2007, the Company had accounts receivable totaling $1,515,915 (December 31, 2006: $1,338,009) which consisted mostly of Quebec Refundable Tax Credit for Resources of $1,011,544 ($724,851 received in July 2007). The balance is related to 2007 expenses and will be claimed while filing the Quebec 2007 Tax Return in 2008. An amount of $294,307 for Credits on Duties Refundable for Losses (Quebec) is also part of the total receivable and this amount is expected to be recovered in 2008. The balance includes GST, QST and interest receivable.

Equity Financing

On March 27, 2007, the Company completed a brokered private placement for gross proceeds of $6,222,960 whereby the Company issued 17,637,000 flow-through common shares at a price of $0.24 per share and 11,056,000 units at a price of $0.18. Each unit consists of one common share of the Company and one-half of one common share purchase warrant exercisable at $0.23 until March 27, 2009. Provided that the common share price closes at or above $0.60 for twenty consecutive trading days, the warrants may be callable for exercise by the Company on a twenty-day notice. In connection with this brokered private placement, the Company paid a cash commission of $457,434 and issued broker warrants entitling the holder to purchase up to 2,113,758 common shares. Each broker warrant entitles the holder to acquire one common share at an exercise price of $0.18 any time up to March 27, 2009.

On May 18, 2007, the Company completed a non-brokered private placement with SIDEX for gross proceeds of $300,000 under the same terms as the March 27th placement. In connection with this non-brokered private placement, the Company paid cash commissions of $15,000.

All securities issued in the private placements are subject to a four-month hold period.

The Company's exploration projects are at an early stage and it has not yet been determined whether any of its properties contain economically recoverable ore. As a result, the Company has no current sources of revenue and relies on the issuance of shares to generate the funds required to further its projects. Industry and market conditions have allowed the Company to raise $6,671,310 in the first and second quarter of 2007, $1,532,792 in 2006 and $6,025,000 in 2005.

The gross proceeds of $4,232,880 from the March offering of the flow-through shares will be used for Canadian exploration expenses, which will be renounced in favour of the purchasers of the flow-through shares. The net proceeds from the offering of the units in the private placement will be used for working capital. The ability of the Company to successfully acquire mineral projects or recover amounts expended on mineral properties is conditional on its ability to secure financing when required. The Company proposes to meet additional financing requirements through equity financing. The Company may seek other alternatives for financing in 2007 depending on market conditions and exploration results; however, there can be no assurance that any such financing attempts will be successful.

These funds, together with the current working capital, are expected to be sufficient to complete the Company's currently planned explorations plans for the year 2007.

Options & Warrants Exercised
During the first quarter of 2007, 82,500 common shares were issued upon the exercise of broker warrants, for proceeds totaling $12,375. On April 18, 2007, 106,500 additional common shares were issued upon the exercise of broker warrants for proceeds totaling $15,975.

The finder's fee option granted in conjunction with the October 2006 financing was also exercised for proceeds totaling $120,000. The Company issued 800,000 common shares and 400,000 common share purchase warrants; each warrant entitling the holder to acquire one share of the Company at a price of $0.30 per share, exercisable up to October 20, 2008.

Commitments
As at June 30, 2007, the Company was a party to two lease commitments for office space which expire on February 28, 2008 and on September 30, 2009. The aggregate commitment under these leases is $125,756, payable as follows: 2007 - $31,218 (6 months), 2008 - $54,686, 2009 - $39,852 (9 months). Apart from the above lease arrangements, the Company is not a party to any other lease or short or long-term contractual obligations which could adversely affect its working capital.

The Company has no long-term contractual obligations. The Company can terminate all option or joint venture agreements requiring minimum exploration expenses at any time without further financial obligations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

During the quarter ended June 30, 2007, the Company concluded transactions with businesses controlled by directors and/or officers totaling $112,320 (2006: $91,850). These transactions relate to services rendered to the Company and were included in the following accounts: management fees $85,041 (2006: $82,850); exploration costs for $27,279 (2006: $9,000). As at June 30, 2007, $530 (2006: $38,334) was owing to related parties.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties and the Company. The amounts due to related parties are unsecured, non-interest bearing and repayable on demand.

Proposed Transactions

The Company continues to evaluate quality exploration projects and financing opportunities. There are no transactions currently pending.

Critical Accounting Estimates

The Company has not yet determined whether the projects contain economically recoverable reserves. The recoverability of the $9,271,325 net carrying value of the projects at June 30, 2007 is dependent upon the ultimate confirmation of economically recoverable reserves, the ability of the Company to obtain necessary permits, financing to complete the development and future profitable production therefrom or alternatively upon the Company's ability to dispose of its interests in the mineral properties on an advantageous basis.

Changes in future conditions could require material write-downs of the projects.

Credit on duties refundable for loss and refundable tax credit for resources

The Company is entitled to a credit on duties refundable for loss on mineral exploration expenses incurred in the Province of Quebec at the rate of 12%. This tax credit has been applied against the exploration costs incurred and is included in accounts receivable ($294,307 – June 30, 2007).

Furthermore, the Company is entitled to the refundable tax credit for resources on qualified expenditures incurred after March 29, 2001, a credit also offered by the Quebec provincial government. The refundable tax credit may reach 35% or 38.75% of qualified expenditures incurred. This tax credit has been applied against the costs incurred and is also included in accounts receivable ($1,011,544 – June 30, 2007).

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some of the future income tax assets will not be realized.

Change in Accounting Policies

New Accounting Standards

On January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

Section 1506, "Accounting Changes". This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.

Section 1530, "Comprehensive Income". This section establishes standards for reporting and display of certain gains and losses recognized in comprehensive income, but excluded from net income.

Section 3251, "Equity". This section establishes standards for the presentation of equity and changes in equity. The requirements of this section are in addition to those in "Comprehensive Income", Section 1530, "Share capital", Section 3240, and "Reserves", Section 3260

Section 3855, "Financial Instruments – Recognition and Measurement". This section describes the standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives.

This section requires that:

- All financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held to maturity;
- All financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value;
- All derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

The implementation of these new accounting standards had no significant effect on the Company's consolidated financial statements.

Future Accounting Standards

The Canadian Institute of Chartered Accountants published the following new sections that will apply to interim and annual financial statements relating the fiscal years beginning on or after October 1, 2007

Section 3862 "Financial Instruments - Disclosures", describes the required disclosures to evaluate the significance of financial instruments for the entity's financial position and performance as well as the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Section 3863, "Financial Instruments - Presentation", establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of standards described in Section 3861, "Financial Instruments - Disclosure and Presentation".

Section 1535, "Capital Disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital as well as summary quantitative data on the elements included in the management of capital. The section seeks to establish whether the entity has complied with capital requirements and if not, the consequences of such non-compliance.

The Company has not yet assessed the effect of these new standards on its consolidated financial statements, which will apply in the fiscal year beginning on January 1, 2008.

Financial Instruments

Fair value
The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to the short-term maturity or to current market rates.

Interest rate risk
As at June 30, 2007 and December 31, 2006, the Company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rate
Amounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

Additional Information

Outstanding Shareholders' Equity Data

As of August 23, 2007, the following were outstanding:

• Common Shares	127,317,727
• Stock Options	8,955,000
• Warrants	11,361,333
• Broker Warrants	3,071,658

On June 18, 2007, the Company approved the issuance of 610,000 stock options under the Company's Stock Option Plan. These options were granted to an officer an employee and consultants of the Company at an exercise price of $0.20 per share for a period of five years. The vesting periods for these options are as follows: 85,000 vest immediately and 525,000 vest equally over a three-year period from the date of grant.

On April 12, 2007, the Company approved the issuance of 2,055,000 stock options under the Company's Stock Option Plan. These options were granted to directors, officers and an employee of the Company at an exercise price of $0.18 per share for a period of five years. Vesting periods for these options are as follows: 1,1170,00 vest immediately, 25,000 vest one year from the date of grant, and 860,000 vest equally over a three-year period from the date of grant.

Disclosure Controls and Procedures

The Company's certifying officers, the President & CEO and the CFO, have designed and supervised control procedures over financial reporting and disclosure, which they believe provide reasonable assurance that material information is properly reported or disclosed in a timely manner. The officers believe that the Company's control procedures provide reasonable assurance that the accounts of the Company and the Company's interim consolidated financial statements for the period ended June 30, 2007 were prepared in accordance with Canadian generally accepted accounting principles. The officers are of the opinion that there were no changes in the second quarter of 2007 that have materially affected or are likely to materially affect the Company's internal control over financial reporting.

Uncertainties and Risk Factors

There are many risk factors facing companies involved in the mineral exploration industry. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all of the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are those which are most applicable to the Company.

- *Industry and Mineral Exploration Risk*

  Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that the Company's exploration efforts will be successful. At present, the Company's four projects do not contain any proven or probable reserves. Success in establishing reserves is a result of a number of factors, including the quality of management, as well as the level of geological and technical expertise and the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves.

  The Company may be subject to risks which could not reasonably be predicted in advance. Events such as labour disputes, environmental issues, natural disasters or estimation errors are prime examples of industry related risks. The Company attempts to balance this risk through insurance programs where required and ongoing risk assessments conducted by its technical team.

- *Commodity Prices*

  The Company is in the business of metals exploration and as such, its prospects are largely dependent on movements in the price of various metals. Prices fluctuate on a daily basis and are affected by a number of factors well beyond the control of the Company. The mineral exploration industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. Due to the current grassroots nature of its operations, the Company does not enter into price hedging programs.

- *Environmental*

  Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve and the trend is to a longer, more complex and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

- *Permits and Licences*

  The operations of the Company may require licences and permits from various governmental authorities. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions. There can be no assurance that the Company will be able to obtain all necessary licences and permits that may be required to carry out exploration, development and mining operations at its projects.

- *Dependance on Key Employees*
  The Company's future growth and its ability to develop depend, to a significant extent, on its ability to attract and retain highly qualified personnel. The Company is highly dependent on the principal members of its senior management group and the loss of their services might impede the Company's business strategy and growth.

- *Conflicts of Interest*
  Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or may have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.

- *Competition*
  The mineral industry is intensely competitive in all its phases. Manicouagan competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Forward-Looking Statements

This document contains forward-looking statements based on the Company's current expectations. Forward-looking information can often be identified for forward looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual result to differ materially from those presented in this document. Accordingly, the Company undertakes no obligation to update forward-looking statements if circumstances or managements estimates or opinions should change, unless required by law. Readers are cautioned not to place undue reliance on forward-looking information.

MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

RECEIVED
2007 AUG 31 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 28, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C.
USA 20549

Attn: Room 3628.

Dear Sirs:

RE: Manicouagan Minerals Inc. - 12g(3)(b) exemption - 82-35067

In accordance with our ongoing filing obligations, please find enclosed a copy of our Interim Financial Statements for the period ended June 30, 2007

Sincerely,

Manicouagan Minerals Inc.

Per:

Joseph Baylis
President and Chief
Executive Officer

ENC: MAM Interim Financial Statements – June 30, 2007

#82-35067

MANICOUAGAN MINERALS INC.

(an exploration company)

Interim Consolidated Financial Statements (unaudited)

June 30, 2007

Management's Responsibility for Interim Consolidated Financial Statements

To the Shareholders of Manicouagan Minerals Inc.

The interim consolidated financial statements and the notes thereto for the three-month and six-month periods ended June 30, 2007 are the responsibility of the management of Manicouagan Minerals Inc. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgements where appropriate.

Management has developed and maintained a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information.

(signed) Joseph J. Baylis
Joseph J. Baylis, CEO

(signed) Erik H. Martin
Erik H. Martin, CFO

MANICOUAGAN MINERALS INC.

(an exploration company)

Interim Consolidated Balance Sheets (unaudited)

(expressed in Canadian dollars)

	As at June 30, 2007 $	As at December 31, 2006 $
ASSETS		
Current assets		
Cash and cash equivalents (note 3)	5 942 492	1 832 734
Accounts receivable (note 4)	1 515 915	1 338 009
Prepaid expenses	185 792	141 461
	7 644 199	3 312 204
Mineral properties (note 5)	9 271 325	7 651 005
Property, plant and equipment (net of accumulated depreciation of $4,313 ; $3,303 in 2006)	7 912	8 922
	16 923 436	10 972 131
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities (note 6)	610 754	137 804
Long-term liabilities		
Future income taxes	2 103 048	1 818 048
	2 713 802	1 955 852
SHAREHOLDERS' EQUITY		
Share capital (note 7)	16 325 644	10 978 717
Stock options (note 8)	734 907	566 966
Warrants and broker warrants (notes 9 and 10)	544 726	178 404
Contributed surplus	1 707 119	1 707 119
Deficit	(5 102 762)	(4 414 927)
	14 209 634	9 016 279
	16 923 436	10 972 131

Going concern (note 1)
Commitment (note 14)
Subsequent events (note 17)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors,

(signed) Joseph J. Baylis
Joseph J. Baylis, Director

(signed) Douglas A.C. Davis
Douglas A.C. Davis, Director

MANICOUAGAN MINERALS INC.

(an exploration company)

Interim Consolidated Statements of Deficit (unaudited)

(expressed in Canadian dollars)

	Three-month periods ended June 30,		Six-month periods ended June 30,	
	2007	**2006**	**2007**	**2006**
	$	**$**	**$**	**$**
Balance - Beginning of period	4 693 781	3 559 113	4 414 927	3 351 374
Loss for the period	408 981	321 175	687 835	528 914
Balance - End of period	5 102 762	3 880 288	5 102 762	3 880 288

The accompanying notes are an integral part of these interim consolidated financial statements.

MANICOUAGAN MINERALS INC.

(an exploration company)

Interim Consolidated Statements of Earnings and Comprehensive Income (unaudited)

(expressed in Canadian dollars)

	Three-month periods ended June 30,		Six-month periods ended June 30,	
	2007	**2006**	**2007**	**2006**
	$	**$**	**$**	**$**
Interest income	61 403	26 736	78 396	61 289
Expenses				
Management fees	85 041	95 350	175 741	146 581
Professional fees	73 790	88 614	137 095	135 173
Salaries and employee benefits	16 472	14 539	36 351	32 627
Stock-based compensation costs	157 828	3 060	167 941	38 294
Travel and promotion	50 937	19 187	100 974	45 680
Tax on flow-through shares	-	69 216	2 703	88 172
Regulatory and transfer agent fees	12 564	10 166	21 182	25 068
Shareholders' information	21 383	13 857	32 502	19 523
General administration	27 562	16 954	56 369	31 405
Depreciation of property, plant and equipment	470	178	1 010	356
General exploration costs	8 274	-	18 300	-
Cost of mineral properties abandoned	16 063	16 790	16 063	27 324
	470 384	347 911	766 231	590 203
Loss and comprehensive loss for the period	(408 981)	(321 175)	(687 835)	(528 914)
Basic and diluted loss per share	(0,00)	(0,00)	(0,01)	(0,01)
Basic and diluted weighted average number of shares outstanding (note 13)	126 164 440	84 982 769	111 815 657	84 868 022

Going concern (note 1)

The accompanying notes are an integral part of these interim consolidated financial statements.

MANICOUAGAN MINERALS INC.

(an exploration company)

Interim Consolidated Statements of Cash Flows (unaudited)

(expressed in Canadian dollars)

	Three-month periods ended June 30,		Six-month periods ended June 30,	
	2007	**2006**	**2007**	**2006**
	$	**$**	**$**	**$**
Cash flows from operating activities				
Loss and comprehensive loss for the period	(408 981)	(321 175)	(687 835)	(528 914)
Items not affecting cash and cash equivalents				
Depreciation of property, plant and equipment	470	178	1 010	356
Stock-based compensation costs	157 828	3 060	167 941	38 294
Cost of mineral properties abandoned	16 063	16 790	16 063	27 324
	(234 620)	(301 147)	(502 821)	(462 940)
Net change in non-cash working capital items (note 11)	(50 204)	74 036	(150 248)	176 655
	(284 824)	(227 111)	(653 069)	(286 285)
Cash flows from financing activities				
Issuance of shares and warrants	300 000	-	6 522 960	-
Exercise of broker warrants	15 975	-	148 350	-
Share and warrant issue expenses	(21 162)	(36 870)	(568 295)	(36 870)
	294 813	(36 870)	6 103 015	(36 870)
Cash flows from investing activities				
Acquisition of mineral properties and exploration costs	(1 078 005)	(1 317 058)	(1 636 261)	(1 999 069)
Tax credits received relating to exploration costs applied against mineral properties	296 073	1 024	296 073	1 024
	(781 932)	(1 316 034)	(1 340 188)	(1 998 045)
Net change in cash and cash equivalents	(771 943)	(1 580 015)	4 109 758	(2 321 200)
Cash and cash equivalents - Beginning of period	6 714 435	3 926 614	1 832 734	4 667 799
Cash and cash equivalents - End of period	5 942 492	2 346 599	5 942 492	2 346 599
Additional information				
Acquisition of mineral properties and exploration costs included in accounts payable and accrued liabilities	383 737	210 130	383 737	210 130
Acquisition of a mineral property paid in shares	-	45 000	-	45 000
Tax credits related to exploration costs applied against mineral properties	314 639	75 673	354 144	300 304
Future income taxes accounted for as share, warrant and broker warrant issue expenses	-	-	285 000	-
Fair value of broker warrants accounted for as share issue expenses	-	-	204 823	-
Share, warrant and broker warrant issue expenses included in accounts payable and accrued liabilities	104 766	-	104 766	-

The accompanying notes are an integral part of these interim consolidated financial statements.

(expressed in Canadian dollars)

#82-35067

1 Incorporation, nature of operations and going concern

Manicouagan Minerals Inc. ("The Company") was incorporated under the Canada Business Corporations Act on July 25, 2001. The principal activities of the Company comprise the acquisition and exploration of mineral properties. The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company must secure sufficient funding for meeting its existing commitments for exploration and development programs and general and administration costs.

Management is periodically seeking additional forms of financing through the issuance of new equity instruments, the exercise of outstanding common share warrants and stock options to continue its operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Without such funding being available, the Company may be unable to continue its operations, and the amounts realizable for the assets could be less than the amounts reflected in these financial statements.

Although management has taken steps to verify title to mineral properties in which the Company has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliant with regulatory requirements.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. The application of generally accepted accounting principles on a going concern basis may be inappropriate, since there is a doubt as to the validity of the going concern assumption.

These unaudited interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported amounts of revenues and expenses and the classification of balance sheet items were the going concern assumption inappropriate, and these adjustments could be material. Management did not take these adjustments into account as it believes in the validity of the going concern assumption.

2 Summary of significant accounting policies

Interim financial information

These unaudited interim consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiary, Manicouagan Resources Inc. until December 31, 2006. At this date, Manicouagan Resources Inc. and Manicouagan Minerals Inc. amalgamated under the corporate name of Manicouagan Minerals Inc.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Company's most recent annual consolidated financial statements, except for the new accounting standards as disclosed further. All disclosures required for annual financial statements have not been included in these interim financial statements. These unaudited interim consolidated financial statements should therefore be read in conjunction with the Company's most recent audited annual consolidated financial statements and the accompanying notes.

The financial information as at June 30, 2007 and for the three-month and the six-month periods ended June 30, 2007 and 2006 is unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

(expressed in Canadian dollars)

New Accounting Standards

On January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

Section 1506, "Accounting Changes". This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.

Section 1530 "Comprehensive Income". This section establishes standards for reporting and display of certain gains and losses recognized in comprehensive income, but excluded from net income.

Section 3251, "Equity". This section establishes standards for the presentation of equity and changes in equity. The requirements of this section are in addition to those in "Comprehensive Income", Section 1530, "Share capital", Section 3240, and "Reserves", Section 3260.

Section 3855, "Financial Instruments – Recognition and Measurement". This section describes the standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives.

This section requires that:

- All financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held to maturity;

- All financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value;

- All derivative financial instruments be measured at fair value, even when they are part of a hedging relationship;

Section 3865 "Hedges". This section provides an alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation".

The implementation of these new accounting standards had no significant effect on the Company's consolidated financial statements.

Future Accounting Standards

The Canadian Institute of Chartered Accountants published the following new sections that will apply to interim and annual financial statements relating the fiscal years beginning on or after October 1, 2007.

Section 3862 "Financial Instruments - Disclosures", describes the required disclosures to evaluate the significance of financial instruments for the entity's financial position and performance as well as the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Section 3863, "Financial Instruments - Presentation", establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of standards described in Section 3861, "Financial Instruments - Disclosure and Presentation".

(expressed in Canadian dollars)

#82-35067

Section 1535, "Capital Disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital as well as summary quantitative data on the elements included in the management of capital. The section seeks to establish whether the entity has complied with capital requirements and if not, the consequences of such non-compliance.

The Company has not yet assessed the effect of these new standards on its consolidated financial statements, which will apply in the fiscal year beginnning on January 1, 2008.

3 Cash and cash equivalents

	As at June 30, 2007 $	As at December 31, 2006 $
Cash and cash equivalents	1 942 367	823 233
Exploration funds	4 000 125	1 009 501
	5 942 492	1 832 734

4 Accounts receivable

	As at June 30, 2007 $	As at December 31, 2006 $
Interest receivable	69 572	15 403
Commodity taxes receivable	140 492	74 826
Refundable tax credit for resources	1 011 544	714 001
Credit on duties refundable for losses	294 307	533 779
	1 515 915	1 338 009

(expressed in Canadian dollars)

5 Mineral properties

June 30, 2007

	Undivided interest %	Balance as at January 1, 2007 $	Costs incurred $	Mineral properties abandoned $	Tax credits $	Balance as at June 30, 2007 $
Manicouagan (1,104 claims)						
Mineral property	100	109 445	16 056	(16 063)	-	109 438
Exploration costs		5 697 002	59 727	-	(25 034)	5 731 695
		5 806 447	75 783	(16 063)	(25 034)	5 841 133
Mouchalagane (293 claims)						
Mineral property	100	54 774	25 410	-	-	80 184
Exploration costs		281 943	605 700	-	(292 136)	595 507
		336 717	631 110	-	(292 136)	675 691
Lac Maugue (802 claims)						
Mineral property	100	153 529	22 540	-	-	176 069
Exploration costs		536 146	80 206	-	(36 974)	579 378
		689 675	102 746	-	(36 974)	755 447
Brabant Lake (21 claims)						
Mineral property	100	300 000	-	-	-	300 000
Exploration costs		518 166	1 137 582	-	-	1 655 748
		818 166	1 137 582	-	-	1 955 748
Generative - Saskatchewan (6 claims)						
Mineral property	100	-	43 306	-	-	43 306
Exploration costs		-	-	-	-	-
		-	43 306	-	-	43 306
		7 651 005	1 990 527	(16 063)	(354 144)	9 271 325

Lac Maugue Property

On July 31, 2007, the Company has renegotiated the terms of its agreement with the Labrabor Silver Syndicate regarding the final payment to keep a 100% interest in the property. (See note 17 Subsequent events)

Generative - Saskatchewan (6 claims)

During the second quarter, six new properties in Saskatchewan have been acquired by staking.

(expressed in Canadian dollars)

December 31, 2006

	Undivided interest %	Balance as at January 1, 2006 $	Costs incurred $	Mineral properties abandoned $	Tax credits $	Balance as at December 31, 2006 $
Manicouagan (1,421 claims)						
Mineral property	100	164 976	38 976	(94 507)	-	109 445
Exploration costs		4 267 683	1 916 958	-	(487 639)	5 697 002
		4 432 659	1 955 934	(94 507)	(487 639)	5 806 447
Mouchalagane (88 claims)						
Mineral property	100	-	54 774	-	-	54 774
Exploration costs		-	449 951	-	(168 008)	281 943
		-	504 725	-	(168 008)	336 717
Lac Maugue (572 claims)						
Mineral property	100	-	153 529	-	-	153 529
Exploration costs		-	912 674	-	(376 528)	536 146
		-	1 066 203	-	(376 528)	689 675
Brabant Lake (21 claims)						
Mineral property	100	-	300 000	-	-	300 000
Exploration costs		-	518 166	-	-	518 166
		-	818 166	-	-	818 166
		4 432 659	4 345 028	(94 507)	(1 032 175)	7 651 005

Mouchalagane Property

On April 18, 2006, the Company acquired a 100% interest in the property by issuing 300,000 of its common shares at a price of $0.15 per share to the vendor. In the event of production from the property, the vendor will receive a 2% Net Smelter Return Royalty (NSR), of which three quarters of the 2% can be purchased from the vendor for $1,000,000 within six months from the date that a production decision is announced.

The property consists of 58 map designated claims covering an area of 30 km² approximately 350 km north of Baie Comeau, Quebec.

The Company has map designated 30 additional claims covering approximately 16 km² to secure selected areas of geological interest. The registration of these claims was completed on December 5, 2006.

Lac Maugue Property

On July 28, 2006, the Company entered into an agreement to acquire a 100% interest in the Lac Maugue property in the Dunphy-Romanet Lake area of the central Labrador Trough region of Quebec.

The property acquired consists of 88 map designated claims ("the original claims") covering an area of approximately 42.25 km² situated near Lac Maugue approximately 160 km northwest of the all-services town of Schefferville, Quebec.

(expressed in Canadian dollars)

The agreement provides for a cash payment of $50,000 and the issuance of 500,000 shares at a price of $0.11 per share on closing and a further cash payment of $50,000 and the issuance of 500,000 additional shares on July 28, 2007 to keep a 100% interest in the property subject to a 3% NSR of which 2/3 of the 3% NSR may be bought out for $2,000,000. The NSR applies to the Lac Maugue property as well as to any other claims acquired by the Company or the Labrador Silver Syndicate ("LSS") within 10 km of the outer boundary of the original claims acquired from the LSS. The agreement also provides for the granting of a 1% NSR to the LSS in respect of any portion of 470 additional map designated claims ("the additional claims") falling outside of the 10 km area of interest.

The Company has map designated 566 additional claims covering approximately 271.25 km² (82 claims were pending on December 31, 2006) to secure selected areas of geological interest which are considered to have potential to host sedimentary hosted copper-silver deposits similar to the occurrences at Lac Maugue. The majority of these claims lie within the 10 km area of interest created by the Lac Maugue agreement with the LSS. Following closing of the agreement and the registration and acceptance of these claims by the Province of Quebec, the Company granted the LSS a 1% NSR in the portion of the 470 additional claims falling outside of the 10 km area of interest.

Brabant Lake Property

On June 28, 2006, the Company acquired a 100% interest in the property in return for a one-time payment of $300,000 to Longyear Canada, ULC. No other consideration was payable to the vendor and the property is not subject to any third party royalties.

The property consists of 21 contiguous claims registered as ML5054 and covering an area of approximately 4.11 km². The claims are located immediately east of Highway 102 some 175 km from the all-services community of La Ronge, Saskatchewan.

Detailed analysis of mineral properties

	Six-month period ended June 30,	Year ended December 31,
	2007	**2006**
	$	**$**
Balance - Beginning of period	7 651 005	4 432 659
Cost of claims	107 312	547 279
Camp (construction and maintenance)	148 126	493 231
Mobilization / demobilization of personnel and equipment	174 189	721 858
Drilling	832 470	958 717
Geophysics	102 405	504 767
Analyses	21 034	55 385
Consultants	271 962	595 602
Fuel	151 678	237 232
Line cutting	58 980	94 969
Various materials	109 952	104 485
Communications	12 419	31 503
Tax credits	(354 144)	(1 032 175)
Mineral properties abandoned	(16 063)	(94 507)
Balance - End of period	9 271 325	7 651 005

(expressed in Canadian dollars)

6 Accounts payable and accrued liabilities

	As at June 30, 2007 $	As at December 31, 2006 $
Tax payable on flow-through shares	2 703	51 946
Accounts payable	607 521	85 858
Related parties (note 12)	530	-
	610 754	137 804

7 Share capital

Authorized

Unlimited number of common shares without par value

Variation of issued and fully paid share capital

	Six-month period ended June 30, 2007		Year ended December 31, 2006	
	Number	Stated value $	Number	Stated value $
Balance - Beginning of period	95 715 960	10 978 717	84 752 000	9 878 696
Flow-through financing*	17 637 000	4 232 880	9 999 998	1 397 693
Non flow-through financing**	12 722 667	1 964 751	-	-
Exercise of broker warrants	989 000	212 477	163 962	45 842
Acquisition of mineral properties (note 5)	-	-	800 000	100 000
	127 064 627	17 388 825	95 715 960	11 422 231
Share issue expenses	-	(1 063 181)	-	(443 514)
Balance - End of period	127 064 627	16 325 644	95 715 960	10 978 717

*Flow-through financing is presented net of the fair value of the related warrants totalling nil in 2007 and $102,307 in 2006, which has been determined using the Black-Scholes model (note 9).

**Non flow-through financing is presented net of the fair value of the related warrants totalling $325,329 in 2007, which has been determined using the Black-Scholes model (note 9).

(expressed in Canadian dollars)

Issuance of shares and warrants - private placement 2007

On March 27, 2007, the Company completed a brokered private placement for gross proceeds of $6,222,960. Pursuant to this private placement, the Company issued 17,637,000 flow-through common shares at a price of $0.24 per share, and 11,056,000 units at a price of $0.18 per unit. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each purchase warrant entitles the holder to acquire one common share at an exercise price of $0.23 at any time up to March 27, 2009, provided that if the common share price closes at or above $0.60 for twenty consecutive trading days, the warrants may be callable for exercise by the Company on a twenty-day notice.

In connection with this brokered private placement, the Company paid a cash commission of $457,434 and issued broker warrants entitling the holder to purchase up to 2,113,758 common shares. Each broker warrant entitles the holder to acquire one common share at an exercise price of $0.18 any time up to March 27, 2009.

All securities issued in the private placement are subject to a four-month hold period expiring on July 27, 2007.

On May 18, 2007, the Company completed a non-brokered private placement with SIDEX s.e.c. for gross proceeds of $300,000. Pursuant to this private placement, the Company issued 1,666,667 units of securities of the Company at a price of $0.18 per unit. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each purchase warrant entitles the holder to acquire one common share at an exercise price of $0.23 at any time up to May 18, 2009, provided that if the common share price closes at or above $0.60 for twenty consecutive trading days, the warrants may be callable for exercise by the Company on a twenty-day notice.

In connection with this non-brokered private placement, the Company paid a cash commission of $9,000 to SIDEX s.e.c.. Also, the Company paid a cash commission of $6,000 to a third party as a result of an agreement entered into in connection with the brokered private placement closed on March 27, 2007.

All securities issued in the private placement are subject to a four-month hold period expiring on September 18, 2007.

Exercise of warrants

During the first quarter of 2007, 82,500 common shares were issued upon the exercise of 82,500 broker warrants at a price of $0.15 per share for proceeds totalling $12,375.

In addition, the finder's fee option granted in conjunction with the October 2006 financing was exercised, whereupon the Company received proceeds totalling $120,000 upon issuance of 800,000 common shares and 400,000 common share purchase warrants, each whole warrant entitling the holder to acquire one common share of the Company at a price of $0.30 per share, exercisable up to October 20, 2008.

During the second quarter of 2007, 106,500 common shares were issued upon the exercise of 106,500 broker warrants at a price of $0.15 per share for proceeds totalling $15,975.

(expressed in Canadian dollars)

Issuance of shares and warrants - private placement 2006

On October 20, 2006, the Company completed a private placement for aggregate gross proceeds of $1,500,000. Pursuant to this private placement, the Company issued 9,999,998 units at a unit price of $0.15. Each unit consists of one flow-through common share and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.30 at any time up to October 20, 2007.

In connection with the private placement, the Company paid a $75,000 finder's fee and issued non-transferable finder's fee options equal to 8% of the units subscribed for at the unit price of $0.15. The finder's fee options have a term of 24 months and will expire on October 20, 2008. Each finder's fee option entitles the holder, upon exercise thereof, to one common share and a one-half of one common share purchase warrant, each whole warrant entitling its holder to acquire one common share at a price of $0.30 per share until October 20, 2008.

8 Stock option plan

The Company maintains a stock option plan whereby certain key employees, officers, directors and consultants may be granted stock options for common shares of the Company. The maximum number of common shares that is issuable under the plan was fixed at 10% of the number of common shares issued and outstanding (a maximum of 5% of the number of common shares issued and outstanding may be held by any one person). Options expire after a maximum period of five years following the date of grant.

The following table summarizes information about stock options outstanding and exercisable recorded under Shareholders' Equity during the periods ended June 30, 2007 and December 31, 2006:

	Six-month period ended June 30, 2007			Year ended December 31, 2006		
	Number	Carrying value $	Weighted average exercise price $	Number	Carrying value $	Weighted average exercise price $
Outstanding - Beginning of period	6 415 000	566 966	0,24	5 225 000	550 618	0,29
Granted	2 665 000	-	0,18	1 990 000	-	0,13
Expired or cancelled	(125 000)	-	0,20	(800 000)	(93 637)	0,30
Stock-based compensation	-	167 941	-	-	109 985	-
Outstanding - End of period	8 955 000	734 907	0,23	6 415 000	566 966	0,24
Exercisable - End of period	6 495 000	-	0,25	5 115 000	-	0,27

On April 12, 2007, directors, officers and an employee of the Company were granted 2,055,000 stock options at an exercise price of $0.18 per share, having a term of five years. Vesting periods for these options are as follows: 1,170,000 vest immediately, 25,000 vest one year from the date of grant, and 860,000 vest equally over a three-year period from the date of grant. These options were valued at $220,913. An amount of $134,186 was included in stock-based compensation costs in the second quarter and the balance of $86,727 will be amortized on straight-line basis over their vesting period.

(expressed in Canadian dollars)

On June 18, 2007, an officer, an employee and consultants of the Company were granted 610,000 stock options at an exercise price of $0.20 per share, having a term of five years. Vesting periods for these options are as follows: 85,000 vest immediately and 525,000 vest equally over a three-year period from the date of grant. These options were valued at $82,899. An amount of $13,529 was included in the stock-based compensation costs in the second quarter and the balance of $69,370 will be amortized on straight-line basis over their vesting period.

The following tables summarize information about stock options outstanding and exercisable as at June 30, 2007:

Options outstanding			Options exercisable		
Exercise price $	**Number**	**Weighted average remaining contractual life (years)**	**Exercise price $**	**Number**	**Weighted average remaining contractual life (years)**
0,10	750 000	3,68	0,10	250 000	3,68
0,15	1 140 000	4,35	0,15	590 000	4,35
0,18	2 055 000	4,79	0,18	1 170 000	4,79
0,20	910 000	4,10	0,20	385 000	2,90
0,30	4 100 000	2,49	0,30	4 100 000	2,49
	8 955 000	3,52		6 495 000	3,14

The fair value of options granted during the periods ended June 30, 2007 and December 31, 2006 was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2007	**2006**
Risk-free interest rate	4,24%	3,99%
Expected volatility	90%	90%
Dividend yield	Nil	Nil
Weighted average expected life	60 months	58 months
Weighted average fair value on the date of grant	$0,1140	$0,0806

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions, and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options granted to key employees, officers, directors and consultants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimated fair value, management believes that the existing models do not necessarily provide an accurate measure of the fair value of stock options granted to key employees, officers, directors and consultants.

(expressed in Canadian dollars)

9 Warrants

The following table summarizes the variation of warrants recorded under Shareholders' Equity during the periods ended June 30, 2007 and December 31, 2006:

	Six-month period ended June 30, 2007			Year ended December 31, 2006		
	Number	Carrying value $	Weighted average exercise price $	Number	Carrying value $	Weighted average exercise price $
Outstanding and exercisable - Beginning of period	4 999 999	69 843	0,30	13 049 500	1 127 968	0,25
Issued - Privates placements	6 361 334	325 329	0,23	4 999 999	102 307	0,30
Expired or cancelled	-	-	-	(13 049 500)	(1 127 968)	0,25
	11 361 333	395 172	0,26	4 999 999	102 307	0,30
Issue expenses	-	(59 905)	-	-	(32 464)	-
Outstanding and exercisable - End of period	11 361 333	335 267	0,26	4 999 999	69 843	0,30

The following table summarizes information about warrants outstanding and exercisable as at June 30, 2007:

Exercise price $	Number	Weighted average remaining contractual life (years)
0,23	6 361 334	1,76
0,30	4 999 999	0,31
	11 361 333	1,12

The fair value of warrants granted during the periods ended June 30, 2007 and December 31, 2006 was estimated using the Black-Scholes valuation model with the following weighted average assumptions:

	2007	2006
Risk-free interest rate	4,07%	4,23%
Expected volatility	90%	90%
Dividend yield	Nil	Nil
Weighted average expected life	24 months	12 months
Weighted average fair value on the date of grant	$0,0511	$0,0205

(expressed in Canadian dollars)

10 Broker warrants

The following table summarizes the variation of broker warrants recorded under Shareholders' Equity during the periods ended June 30, 2007 and December 31, 2006:

	Six-month period ended June 30, 2007			**Year ended December 31, 2006**		
	Number	**Carrying value $**	**Weighted average exercise price $**	**Number**	**Carrying value $**	**Weighted average exercise price $**
Outstanding and exercisable - Beginning of period	1 800 000	108 561	0,15	4 821 160	496 058	0,21
Issued as compensation	2 113 758	204 823	0,18	800 000	70 400	0,15
Issued - Exercise of broker units	400 000	-	0,30	-	-	-
Exercised	(989 000)	(64 127)	0,15	(163 962)	(13 050)	0,20
Expired or cancelled	-	-		(3 657 198)	(422 508)	0,22
	3 324 758	249 257	0,19	1 800 000	130 900	0,15
Issue expenses	-	(39 798)	-	-	(22 339)	-
Outstanding and exercisable - End of period	3 324 758	209 459	0,19	1 800 000	108 561	0,15

The following table summarizes information about broker warrants outstanding and exercisable as at June 30, 2007:

Exercise price $	**Number**	**Weighted average remaining contractual life (years)**
0,15	811 000	0,48
0,18	2 113 758	1,74
0,30	400 000	1,31
	3 324 758	1,38

The fair value of broker warrants granted during the periods ended June 30, 2007 and December 31, 2006 was estimated using the Black-Scholes valuation model with the following weighted average assumptions:

	2007	**2006**
Risk-free interest rate	4,02%	4,13%
Expected volatility	90%	90%
Dividend yield	Nil	Nil
Weighted average expected life	24 months	24 months
Weighted average fair value on the date of grant	$0,0969	$0,0880

(expressed in Canadian dollars)

11 Net change in non-cash working capital items

	Three-month periods ended June 30,		Six-month periods ended June 30,	
	2007 $	2006 $	2007 $	2006 $
Accounts receivable	(115 547)	949	(119 835)	40 305
Prepaid expenses	26 900	(66 571)	(44 331)	(65 054)
Accounts payable and accrued liabilities	38 443	139 658	13 918	201 404
	(50 204)	74 036	(150 248)	176 655

12 Related party transactions

The Company entered into the following transactions with a director, an officer and companies controlled by directors and/or officers:

	Three-month periods ended June 30,		Six-month periods ended June 30,	
	2007 $	2006 $	2007 $	2006 $
Exploration costs	27 279	9 000	52 879	20 800
Management fees	85 041	82 850	175 741	116 081
	112 320	91 850	228 620	136 881

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the Company.

13 Earnings per share

	Three-month periods ended June 30,		Six-month periods ended June 30,	
	2007	2006	2007	2006
Basic and diluted weighted average number of shares outstanding	126 164 440	84 982 769	111 815 657	84 868 022

For the three-month and six-month periods ended June 30, 2007 and 2006, the diluted loss per share was the same as the basic loss per share since the dilutive effect of stock options and warrants was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted loss per share for those periods was calculated using the basic weighted average number of shares outstanding.

(expressed in Canadian dollars)

However, should the Company's basic earnings per share have been positive, the stock options exercisable at exercise prices lower than $0.18 for 2007 and $0.13 for 2006 would have been dilutive and would have resulted in the addition respectively of 238,872 shares and 306,265 shares for the three-month and six-month periods ended June 30, 2007 (190,299 and 137,332 in 2006). Furthermore, the warrants exercisable at exercise prices lower than $0.18 for 2007 and $0.13 for 2006 would have been dilutive and would have resulted in the addition respectively of 253,873 shares and 280,903 shares for the three-month and six-month periods ended June 30, 2007 (nil and nil in 2006), to the weighted average number of shares outstanding used in the diluted earnings per share calculation.

14 Commitment

The Company has two office leases, expiring on February 28, 2008 and on September 30, 2009, respectively. The minimum annual instalments under these leases are as follows as at June 30, 2007:

Year	$	
2007	31 218	(6 months)
2008	54 686	
2009	39 852	(9 months)

Leases are renewable following a three-month notice prior to their expiry date.

15 Income taxes

The Company had the following non-capital losses on December 31, 2006:

Non- capital losses from (Year)	$	Expiry date (Year)
2002	38 949	2009
2003	94 314	2010
2004	268 207	2014
2005	1 073 084	2015
2006	1 328 423	2026

16 Financial instruments

Fair value

The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity or to current market rates.

Interest rate risk

As at June 30, 2007 and December 31, 2006, the Company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rate
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

(expressed in Canadian dollars)

17 Comparative figures

Certain comparative figures have been reclassified in order to conform with the current period presentation.

18 Subsequent events

Exercise of warrants

On July 5, 2007, 253,100 common shares were issued upon the exercise of 253,100 broker warrants at a price of $0.15 per share for proceeds totalling $37,965.

Lac Maugue Property

On July 31, 2007, the Company has renegotiated the terms of its agreement with the Labrabor Silver Syncicate ("LSS") regarding the final payment to keep a 100% interest in the property. The LSS has agreed to revise the timing of the final payment by accepting a payment of $25,000 now, a further payment of $25,000 on or before February 28, 2008 and the issuance of 500,000 shares in July 2008. In the event that the February 28, 2008 payment is not made or the shares not issued then the Company will return the 88 claims to the LSS.

END